MEXICAN STOCK EXCHANGE
                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2006
                           EMPRESAS ICA, S.A. DE C.V.

    COMMENTS AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATION
                     AND FINANCIAL STATEMENT OF THE COMPANY
                           AT JUNE 30 OF 2006 AND 2005
                           (Million of Mexican Pesos)
                                 Final Printing

                   ICA REPORTS SECOND QUARTER OF 2006 RESULTS

     Mexico City, July 28, 2006 Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited results for the second quarter of 2006.

     As previously announced, ICA consolidated the income statement of the North Central Airport Group (GACN) in the Airports sub-segment, effective January 1, 2006. In addition, ICA adopted the proportional consolidation method of accounting for those subsidiaries and joint ventures where there is shared control. The accounts are consolidated line-by-line in proportion to ICA's ownership. The change in accounting method affects the consolidation of the financial statements of the Spanish subsidiaries that make up Rodio and the GEOICASA joint venture with Mexican homebuilder GEO in the Housing segment.

ICA noted the following highlights:

     o Total revenues for the second quarter of 2006 were Ps. 5,510 million, an increase of Ps. 1,198 million, or 28 percent, as compared to Ps. 4,311 million in the second quarter of 2005. Airports contributed Ps. 394 million, or 7.1 percent, of the total.

     o Operating income for the second quarter of 2006 was Ps. 384 million, an increase of Ps. 167 million, or 77 percent, as compared to Ps. 217 million in the same period of 2005. o Net income of majority interest was Ps. 94 million in the second quarter of 2006, an increase of Ps. 26 million, or 38 percent, as compared to Ps. 68 million in the second quarter of 2005. This is equivalent to Ps. 0.23 per share, or US$ 0.25 per ADS.

     o New construction contract awards during the second quarter of 2006 were Ps. 3,632 million. ICAs construction backlog as of June 30, 2006 was Ps. 12,541 million, equivalent to 9 months work based on second quarter construction revenues. o At the end of the second quarter of 2006, ICA's total assets were Ps. 33,965 million, an increase of 56 percent, as compared to Ps. 21,768 million in the second quarter of 2005.

     o As of June 30, 2006, cash and cash equivalents were Ps. 5,622 million, an increase of 57 percent as compared to Ps. 3,581 million at the end of the second quarter of 2005.

     o ICAs total debt as of June 30,2006 was Ps. 11,547 million, an increase of Ps. 2,795 million, or 32 percent, as compared to Ps. 8,752 million in the prior year period.


SECOND QUARTER 2006 CONSOLIDATED RESULTS


     ICAs consolidated results for the second quarter 2006 are presented with and without the effect of the consolidation of the results of operations of Airports, which was effective as of January 1, 2006.


                                                                                                    ICA w/o
   (Ps. million)                                       2Q2005      2Q2006   Change (%) Airports    Airports
------------------------------------------------------------------------------------------------------------
Revenues .....................................          4,311        5,510        28%        394      5,116
Operating income .............................            217          384        77%        134        250
Operating margin .............................           5.0%         7.0%                 34.0%       4.9%
EBITDA .......................................            425          576        36%        192        383
EBITDA margin ................................           9.9%        10.4%                 48.9%       7.5%
Net income (loss) of majority interest .......             68           94        38%       (21)        115
Earnings per share (Ps.) .....................           0.22         0.23         7%
Weighted average shares outstanding (million)*        312.49       404.24
------------------------------------------------------------------------------------------------------------


     EBITDA = Earnings before other income, integral financing cost, taxes and statutory profit sharing, minority interest, and depreciation and amortization expenses. EBITDA is not a measure of financial performance or an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.

     * Second quarter 2005 shares are adjusted for the 1:6 reverse split of December 13, 2005.

     ICA recorded second quarter 2006 revenues of Ps. 5,510 million, an increase of 28 percent compared to the second quarter of 2005. The El Cajon hydroelectric project accounted for 9 percent of total revenues, and Package II of the Minatitlan refinery reconfiguration project accounted for 21 percent of total revenues. During the second quarter of 2006, revenues in Mexico represented 90 percent of the total. Revenues denominated in foreign currency, principally U.S. dollars, were 45 percent of the total. Airports accounted for Ps. 394 million, or 7 percent, of total revenues. The increase in revenues reflects increases in revenues of all ICAs segments which was partially offset by a reduction in reported Rodio revenues of 23 percent compared to the prior year period, as a result of application of the proportional consolidation method to Rodio starting in January 2006, which consolidates 50 percent of that subsidiary's results.

     Costs were 87 percent of revenues in the first quarter of 2006, as compared to 88 percent in the second quarter of 2005. Cost of sales was Ps. 4,775 million, an increase of 26 percent as compared to Ps. 3,796 million in the same period of 2005. Airports represented Ps. 245 million, or 5 percent, of total costs. The decrease in costs as a percentage of revenues resulted primarily from the consolidation of Airports and the proportional consolidation of Rodio.

     General and administrative expenses in the second quarter of 2006 totaled Ps. 350 million, a 17 percent increase compared to Ps. 299 million in the second quarter of 2005. Airports accounted for Ps. 14 million, or 4 percent of total general and administrative expenses. The increase in general and administrative expenses was principally due to the increased level of ICA's activity and the consolidation of Airports. General and administrative expenses decreased to 6 percent of revenues in the second quarter of 2006, as compared to 7 percent in the same period of 2005.

     Operating income during the second quarter of 2006 was Ps. 384 million, an increase of Ps. 167 million, or 77 percent, compared to Ps. 217 million recorded during the same period of 2005. The increase in operating income was primarily the result of the consolidation of Airports, which was partially offset by a reduction from the proportional consolidation of 50 percent of Rodio. Airports contribution to operating income was Ps. 134 million. The El Cajon hydroelectric project generated Ps. 31 million, or 8 percent, of total operating income.

     EBITDA generated in the second quarter of 2006 was Ps. 576 million, equivalent to a 10.4 percent margin, an increase of Ps. 151 million as compared to Ps. 425 million in EBITDA generated in the second quarter of 2005. Airports' contribution to EBITDA was Ps. 192 million, or 33 percent of the total, which was partially offset by a reduction from the proportional consolidation of Rodio. The El Cajon hydroelectric project generated 12 percent of total EBITDA.

     The Companys accounting policies for financed public works, in which contract revenues include both revenue from the execution of the work and for financing, provide that financial costs of these projects be recognized in cost of sales. As a result, financial costs for the El Cajon hydroelectric project are included in cost of sales. Adjusted EBITDA adds back net interest expense included in cost of sales to EBITDA. In the second quarter of 2006, Adjusted EBITDA was Ps. 741 million compared to Ps. 518 million during the second quarter of 2005, an increase of Ps. 223 million or 43 percent. EBITDA and Adjusted EBITDA should not be considered as indicators of financial performance or free cash flow under Mexican or U.S. GAAP; other companies may define similarly titled concepts differently.


   (Ps. million)                                                     2Q2005         2Q2006
-------------------------------------------------------------------------------------------
Net income of majority interest .....................                   68              94
Plus:  minority  interest,  affiliate  earnings,
       taxes, and other income, net .................                   44             246
Plus: integral financing cost .......................                  105              44
Plus: depreciation and amortization .................                  208             192
                                                                       ---             ---
EBITDA ..............................................                  425             576
Plus: net financial costs included in cost of sales .                   93             165
                                                                        --             ---
Adjusted EBITDA .....................................                  518             741
                                                                       ===             ===

     EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.

     The integral financing cost (CIF) in the second quarter of 2006 was Ps. 44 million, compared to Ps. 105 million recorded in the second quarter of 2005. Financial expense decreased to Ps. 135 million in the second quarter of 2006 compared to Ps. 188 million in the same period of 2005. The reduction was due to additional costs incurred in the second quarter of 2005 from the refinancing of the Corredor Sur and Acapulco Tunnel projects. Financial income during the quarter was Ps. 67 million, a Ps. 32 million reduction as compared to Ps. 99 million in the second quarter of 2005. The reduction was principally the result of the volatility of the financial markets during the second quarter. The exchange gain in the first quarter of 2006 was Ps. 26 million, compared to a Ps. 18 million loss in the same period of last year. The exchange gain was the result of the devaluation of the peso during the quarter.


(Ps. million)                                  2Q2005        2Q2006
-------------------------------------------------------------------
Financial Expense ..............                 188           135
Financial (Income) .............                (99)          (67)
Exchange (Gain) Loss ...........                  18          (26)
Monetary (Gain) Loss ...........                 (1)             3
-------------------------------------------------------------------
Integral Financing Cost (Gain) .                 105            44


     The weighted average interest rate on total debt was 10.6 percent during the second quarter of 2006, including Ps. 164 million in total interest expense on financed public works, compared to 13.1 percent registered during the same period in 2005. The decrease in the weighted average interest rate was the result of cost of the principal debt liabilities, which are: the debt of the El Cajon hydroelectric project, the loan for the acquisition of the additional GACN shares, and debt incurred from the refinancing of the Corredor Sur project in Panama and the Acapulco Tunnel. The calculation for the weighted average interest rate is as follows:



(Ps. million)                                           2Q2005        2Q2006
----------------------------------------------------------------------------
Interest Expense included in CIF ............              188          135
Financed Interest Expense in cost of sales ..               94          164
Total Interest Expense ......................              281          298

Average Debt Outstanding ....................            8,601       11,283
----------------------------------------------------------------------------
Weighted Average Interest Rate ..............            13.1%        10.6%




     Other (Income) Loss registered a gain of Ps. 18 million during the second quarter of 2006, resulting principally from the gain on sale of construction equipment that no longer meets strategic requirements and that will be replaced by new equipment in accordance with company policies.

     The tax provision in the second quarter of 2006 was Ps. 155 million, of which Ps. 59 million was deferred taxes, Ps. 55 million was income tax, and Ps. 41 million was employee statutory profit sharing. Airports accounted for Ps. 53 million of the total, of which Ps. 31 was deferred taxes, Ps. 19 million was employee statutory profit sharing, and Ps. 4 million was income tax. The effective tax rate, which takes into account both deferred and current income taxes, was 32 percent in the second quarter of 2006. The effective current tax rate, which takes into account only current taxes, was 15 percent.

     ICA recognized Ps. 3 million during the second quarter of 2006 from its share in the earnings of unconsolidated affiliates, which included the Caruachi hydroelectric dam in Venezuela, CIMA, and Dicomex Holding, among others.

     Net income of majority interest was Ps. 94 million in the second quarter of 2006, or Ps. 0.23 per share (US$ 0.25 per ADS) based on 404.24 million weighted average shares outstanding, compared to net income of majority interest of Ps. 68 million recorded in the second quarter of 2005, or Ps. 0.22 per share (US$
0.23 per ADS), based on a weighted average of 312.49 million shares outstanding. The 2005 earnings per share and earnings per ADS are adjusted for the 1:6 reverse split and the new 1:12 ADS ratio that was effected in December 2005. Airports accounted for a loss of Ps. 11 million of net income of majority interest in the second quarter of 2006.


SEGMENT RESULTS

Construction segment results are shown in the following table:

                               Civil                     Industrial                  Rodio *                Total Construction
------------------------------------------------  -------------------------  -------------------------  --------------------------
Quarter                 II-05     II-06    % var   II-05     II-06   % var    II-05     II-06   % var    II-05     II-06    % var
------------------------------------------------  -------------------------  -------------------------  -------------------------
Revenues                1,616     2,076      28    1,793     2,116      18      551       431     (22)   3,960     4,623      17
Operating Income           91        54     (41)      72        85      17       29        27      (5)     192       166     (14)
Depreciation &
 Amortization             115        75     (35)      33         8     (76)      17        11     (32)     165        94     (43)
Net Income                148       140      (5)      24        15     (38)      12        24     106      183       179      (2)
EBITDA                    206       129     (37)     106        93     (12)      45        39     (15)     357       260     (27)
Operating Margi             5.6%      2.6%             5.9%      4.4%             5.2%      6.4%             4.9%      3.6%
EBITDA Margin              12.8%      6.2%             5.9%      4.4%             8.2%      9.0%             9.0%      5.6%
Total Assets            9,358    14,895      59    4,159     3,886      (7)   1,795     1,158     (35)  15,312    19,939      30
Debt                    5,664     7,078      25        -       114       -      217       127     (41)   5,881     7,319      24
Stockholders' Equity    1,334     3,295     147    1,206       857     (29)     480       310     (35)   3,020     4,462      48
CAPEX                      32       112     252       31         6     (80)      72        14     (81)     135       132      (3)
-----------------------------------------------------------------------------------------------------------------------------------

* As of January 1st, 2006 Rodio consolidates line to line under proportional consolidation of 50%



     Total construction revenues increased 17 percent during the second quarter of 2006, as compared to the second quarter of 2005. Increases in Civil and Industrial Construction offset a decrease in Rodio revenues as a result of the proportional consolidation of 50 percent of that segment starting January 2006. The operating margin from all construction activities decreased to 3.6 percent during the second quarter of 2006, as compared to 4.9 percent during the same quarter of 2005. Second quarter 2006 EBITDA was Ps. 260 million, with an EBITDA margin of 5.6 percent.

     Civil Construction revenues resulted principally from work on the El Cajon hydroelectric project, work on Terminal II of Mexico International Airport, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, and the inter-terminal transport system for the Mexico City International Airport. The Civil Construction operating margin was 2.6 percent in the second quarter of 2006, compared to 5.6 percent in the 2005 period. The reduction is the result of the combined effect of the mix of projects under construction. Bid preparation expenses were Ps. 20 million during the second quarter of 2006, as compared to Ps. 8 million in the same quarter of 2005.

     Civil Construction EBITDA was Ps. 129 million, a reduction of 37 percent compared to Ps. 206 million in the second quarter of 2005. The El Cajon hydroelectric project generated EBITDA of Ps. 78 million. Civil Construction net income of majority interest was Ps. 140 million, compared to Ps. 148 million in the first quarter of 2005.

     Industrial Construction revenues increased as a result of advances in the execution of projects in backlog. The projects that contributed most to revenues were Package II of the Minatitlan refinery reconfiguration, which accounted for 21 percent of ICAs total revenues, the Altamira V combined cycle power plant in Tamaulipas, the Chicontepec oil field project in Veracruz, the liquefied natural gas terminal and storage tanks in Altamira, Tamaulipas, and the Reynosa IV cryogenic plant in Tamaulipas. The Industrial Construction operating margin was 4 percent in the second quarter of 2006. Bid preparation expenses were Ps. 9 million in the second quarter of 2006, as compared to Ps. 13 million in the same quarter of 2005.

     Industrial Construction EBITDA was Ps. 93 million in the second quarter of 2006, a reduction of 12 percent compared to Ps. 106 million during the same quarter of 2005. Industrial Construction net income of majority interest was Ps. 15 million, a decrease of 38 percent, as compared to the second quarter of 2005.

     Effective January 1, 2006, Rodio is proportionally consolidated in proportion to ICAs 50 percent ownership. Rodios overall performance in the second quarter of 2006 improved substantially as compared to the prior year period, and the reductions in various accounts were due to application of the proportional consolidation method. Rodio contributed revenues of Ps. 431 million, a reduction of 22 percent compared to Ps. 551 million in the second quarter of 2005. Operating income during the second quarter of 2006 was Ps. 27 million, as compared to Ps. 29 million in the same period of 2005, despite the proportional consolidation of 50 percent in the 2006 period. Rodios operating margin for the second quarter of 2006 was 6 percent. Rodios most important projects are the development of shopping centers for the El Corte Ingles department stores in Jaen, Toledo, Alicante, and Seville; the M30 expressway around Madrid; and the Hipercor shopping center in Malaga.

     Rodio generated EBITDA of Ps. 39 million, a reduction of 15 percent compared to Ps. 45 million during the same quarter of 2005. Rodio net income of majority interest was Ps. 24 million in the second quarter of 2006, compared to Ps. 12 million registered in the same quarter of 2005, despite the effect of the proportional consolidation.


El Cajon Hydroelectric Project

     The following table summarizes the main financial accounts of the El Cajon hydroelectric project:


(Ps. million)                        2Q2005   3Q2005    4Q2005   1Q2006   2Q2006
---------------------------------- -------- -------- --------- -------- --------
Income Statement
Revenue ..........................    1,058    1,131     1,103      648      518
Operating Income .................       64       68        66       39       31
Operating Margin .................       6%       6%        6%       6%       6%

Balance Sheet
Total Assets .....................    7,282    8,177     8,749    9,419   10,071
  Cash and Cash Equivalents ......      424      275       564      502      353
  Accounts Receivable ............        8        7         5    5,733    6,221
  Other Current Assets ...........      233      264       267      324      295
Total Current Assets .............      665      546       837    6,560    6,870
  Long Term Accounts Receivable ..    6,127    7,223     7,597    2,613    3,047
Total Long Term Assets ...........    6,127    7,223     7,597    2,613    3,047

Total Liabilities ................    6,971    7,678     7,903    8,401    8,760
Current Liabilities ..............      731      882       919    5,124    5,558
Long Term Liabilities ............    5,867    6,363     6,478    2,848    2,918

Other Liabilities ................      372      431       506      428      283
Equity ...........................      311      499       846    1,018    1,311
---------------------------------- -------- -------- --------- -------- --------


     The El Cajon hydroelectric project generated Ps. 518 million in revenues and Ps. 31 million in operating income during the second quarter of 2006, with a 6 percent operating margin. As the completion and delivery of the project get closer, the amount of work completed and the projects share in total revenues is decreasing.

     During the month of July, Consorcio Internacional de Infraestructura (CIISA) and the Federal Electricity Commission (CFE) were in the process of negotiations for the accelerated delivery of the project. The project has used US$ 624.6 million of the financing for the project. At the end of June 2006,
91.5 percent of the syndicated loan and the 144A bond had been disbursed. The total financing for the project is US$ 682.4 million. Effective in the first quarter of 2006, the certificates for completed work that correspond to the amount that is expected to be received when the first unit is delivered have been reclassified as short term assets.

     Total liabilities for the El Cajon hydroelectric project increased to Ps. 8,760 million as of June 30, 2006, of which 63 percent was short term and 37 percent long term. The syndicated loan is shown on ICA's balance sheet as it is disbursed. The entire amount of the 144A bond, which is US$ 230 million, has been recorded as long term securities debt since the date of its issuance.


Other Segments

                                                                  Infrastructure
                                           ------------------------------------------  ------------------------
(Ps. Million)                 Housing           Airports              Other                     Total
-------------------- ---------------------- ---------------- ------------------------  ------------------------
Quarter              2Q05     2Q06      %     2Q05   2Q06       2Q05     2Q06      %      2Q05    2Q06     %
-------------------- ------- -------- ----- ------- --------  -------   -------- ----  -------- -------- ------
Revenues ...........  259      346      34%     -     394         89      109      23%    352       887     152%
Operating Income ...   12       36     203      -     134         20       43     116      24       218     792
Depr. & ............    -        2       -      -      59         41       34     (17)     43        97     127
Amortization
Net Income .........    2       33       -      -    (11)        (86)     (10)    (88)   (115)      (85)    (26)
EBITDA .............   12       39     229      -     192         61       77      27      67       315     368
Operating Margin ...    4.6%    10.5%           -      34.0%      22.4%    39.5%           6.9%     24.6%
EBITDA Margin ......    4.6%    11.3%                  48.9%      68.5%    70.7%          19.1%     35.5%
Total Assets .......1,050    1,685      61      -   8,424      4,793    4,598     (4)   6,457    14,026     117
Debt ...............  266      131     (51)     -   1,424      2,604    2,582     (1)   2,870     4,228      47
Stockholders .......  669    1,055      58      -   6,027      1,978    1,745    (12)   3,366     8,915     165
Equity
Capital investment .    1        7       -             60         88      159     80       88      227      159


     The Housing segment sold 1,482 units during the second quarter of 2006, compared to 1,006 units in the second quarter of 2005. The increase is due to the initiation of 7 new projects, with an average of 1,000 units in each project. The relatively larger size of the new projects contributes to higher profitability.

     Revenues for the second quarter of 2006 were Ps. 346 million, a 34 percent increase compared to Ps. 259 million in the same period of 2005. The increase in sales reflects the increase of units sold and a higher average unit price. The operating margin in the second quarter of 2006 was 10.5 percent, compared to 4.6 percent in the same quarter of 2005. Of the units sold, 61 percent were traditional housing (vivienda tradicional), and 39 percent were entry level housing (vivienda de bajos ingresos).

     Housing EBITDA during the second quarter of 2006 was Ps. 39 million, an increase of 229 percent compared to Ps. 12 million during the same quarter of 2005. Housing net income of majority interest was Ps. 33 million in the second quarter of 2006, compared to Ps. 2 million in the 2005 period.

     The Infrastructure segment (formerly called Infrastructure Operations) includes the results of operations of Airports and other ICA concessions. Revenues were Ps. 503 million in the second quarter of 2006, as compared to Ps. 89 million in the same quarter of 2005, an increase of Ps. 414 million. Airports contributed Ps. 394 million in revenues during the second quarter of 2006. Second quarter 2006 operating income was Ps. 177 million, principally as a result the Ps.134 million contribution of Airports.

     The Other Concessions sub-segment includes the Corredor Sur in Panama, the Acapulco Tunnel, the waste water treatment plant in Ciudad Acuna, and the Irapuato La Piedad and Queretaro Irapuato highways, which are operated under the PPP (public-private partnership) mechanism. The two PPPs are not currently operating.

     The Corredor Surs average traffic volume in the second quarter of 2006 increased 14 percent to 58,016 vehicles per day, compared to 50,945 in the same quarter of 2005. Corredor Sur revenues increased Ps. 1.4 million, as a result of increases in traffic and toll rates at the end of 2005. Revenues of the Acapulco Tunnel increased Ps. 3 million, or 14 percent, in the second quarter of 2006, as compared to the same period of 2005. The increase was due also to increases in traffic and toll rates.

     The Acapulco Tunnels daily average traffic volume increased to 8,550 vehicles in the second quarter of 2006, compared to 7,831 in the same quarter of 2005.

     Revenues of the Airports sub-segment, which consolidates the operations of GACN, Aeroinvest, and Servicios de Tecnologia Aeroportuaria (SETA), were Ps. 394 million, with operating income of Ps. 134 million and a 34 percent operating margin. The segment generated EBITDA of Ps. 192 million, with an EBITDA margin of 49 percent. Net loss of majority interest was Ps. 11 million, which is primarily the result of the financial cost that Aeroinvest is paying on the debt incurred to finance the acquisition of GACN shares in December 2005. During the second quarter of 2006, GACN served 3.04 million passengers in its 13 airports, as compared to the 2.83 million in the same period of 2005, an increase of 7.3 percent. Domestic flights accounted for 81 percent of the passenger total and international flights accounted for 19 percent. The Monterrey International Airport accounted for 46 percent of total passenger traffic.

     Under Mexican law and the terms of the airport concessions, airport revenue derived from aeronautical activities (e.g., passenger charges, landing fees, aircraft parking charges) is subject to rate regulation, while other revenue (consisting principally of revenue from commercial activities such as the leasing of space in the airports to merchants and freight services) is not subject to rate regulation.

     Regulated Airports revenue during the second quarter of 2006 was Ps. 315 million, or 80 percent of the total. Non-regulated Airports revenue was Ps. 79 million, or 20 percent of the total.


CONSOLIDATED RESULTS

January  June 2006

                                                        January-June                        Airports
------------------------------------------------------------------------------------------------------------
(Ps. million)                                         2005        2006     Change (%)  Airports    ICA w/o
                                                                                                  Airports
------------------------------------------------------------------------------------------------------------
Revenues .....................................       8,462       10,125      19.6%        773      9,351
Operating income .............................         423          738      74.5%        297        441
Operating margin .............................           5.0%         7.3%                 38.4%       4.7%
EBITDA .......................................         814        1,148      41.1         410        738
EBITDA margin ................................           9.6%        11.3%                 53.1%       7.9%
Net income (loss) of majority interest .......         138          225      63.0%          5        220
Earnings per share (Ps.) .....................           0.44         0.56                             0.54
Weighted average shares outstanding (million)*         311.67       403.53                           403.53
------------------------------------------------------------------------------------------------------------

* Six month 2005 shares are adjusted for the 1:6 reverse split of December 13, 2005.


     ICA recorded revenues of Ps. 10,125 million in the first six months of 2006, an increase of 19.6 percent compared to Ps 8,462 million in the comparable 2005 period. Of the increase of Ps. 1,663 million, Airports accounted for Ps. 773 million.

     Operating income was Ps. 738 million in the first six months of 2006, as compared to Ps. 423 million in the same period of 2005, an increase of Ps. 315 million, or 74.5 percent. Airports contribution to operating income was Ps. 297 million.

     EBITDA generated in the first six months of 2006 was Ps. 1,148 million, equivalent to 11.3 percent margin, an increase of Ps. 335 million as compared to Ps. 814 million in EBITDA generated in the comparable period of 2005. Airports contribution to EBITDA was Ps. 410 million.

     For the first six months of 2006, Adjusted EBITDA was Ps. 1,373 million, as compared to Ps. 991 for the same period of 2005, an increase of Ps. 382 million, or 39 percent. A reconciliation of EBITDA and Adjusted EBITDA to net income of majority interest is shown in the following table:


   (Ps. million)                                                      2005            2006
-------------------------------------------------------------------------------------------
Net income of majority interest ......................                 138             225
Plus:  minority  interest,  affiliate  earnings,
       taxes, and  other income, net .................                 159             461
Plus: integral financing cost ........................                 126              52
Plus: depreciation and amortization ..................                 391             411
                                                                       ---           -----
EBITDA ...............................................                 814           1,148
Plus: net financial costs included in cost of sales ..                 178             225
                                                                       ---           -----
Adjusted EBITDA ......................................                 991           1,373
                                                                       ===           =====


     EBITDA and Adjusted EBITDA are not measures of financial performance or indicators of free cash flow generation under Mexican or U.S. GAAP. Other companies may define similarly titled concepts differently.


     Net income of majority interest was Ps. 225 million in the first six months of 2006, an increase of Ps. 87 million, as compared to Ps. 138 million in the same period of 2005. This is equivalent to Ps. 0.56 per share (US$ 0.59 per ADS), based on 403.53 million weighted average shares outstanding, as compared to Ps. 0.44 per share (US$ 0.47 per ADS), based on 311.67 million weighted average shares outstanding in the first six months of 2005. The 2005 earnings per share and earnings per ADS are adjusted for the 1:6 reverse split and the new 1:12 ADS ratio that was effected in December 2005. Airports accounted for Ps. 5 million of net income of majority interest in the first six months of 2006.

CONSTRUCTION BACKLOG

     During the second quarter of 2006, ICA had new contract awards and net contract additions of Ps. 3,632 million. New projects included: a petrochemical plant in Altamira, Tamaulipas, the Rio de la Compania tunnel, two lightweight marine platforms for PEMEX, and new Rodio projects.

     At the end of June 2006, construction backlog was Ps. 12,541 million, a decrease of Ps. 497 million, or 4 percent, compared to construction backlog at the end of March 2006, and was the equivalent of 9 months work at second quarter 2006 rates. The level of the construction backlog at both end-March and end-June includes the effect of the proportional consolidation of Rodio.

     The work to be performed in concessioned projects, which is not included in construction backlog, was Ps. 1,449 million at the end of the second quarter of 2006. The combination of the construction backlog and the work to be performed in concessioned projects generates the total volume of construction work.

                                                                         Months Construction
                                                         Ps. million         Equivalent*
------------------------------------------------------ -------------- ----------------------
Balance, December 2005                                        13,037              9
    New contracts and net contract additions                   3,632              3
    Work executed                                              4,129              3
------------------------------------------------------ -------------- ----------------------
Balance, March 2006                                           12,541              9
------------------------------------------------------ -------------- ----------------------
                                                               1,449              1
Work to be performed in concessioned projects
------------------------------------------------------ -------------- ----------------------
Total volume of construction work                             13,990              10
------------------------------------------------------ -------------- ----------------------

* Months of work based on the volume of work executed in the second quarter of 2006.



     The modernization on the Irapuato La Piedad highway PPP advanced in the second quarter of 2006. The transfer of resources to the concessionaire in the form of a capital contribution has been made, and the concessionaire is currently in the process of completing a Ps. 580 million loan.

     At the end of the second quarter of 2006, projects in Mexico represented
92.7 percent of total backlog, while projects abroad represented 7.3 percent. Of the total, 78.6 percent was for public sector clients, and 21.4 percent was for private sector clients.


BALANCE SHEET


     The main accounts of ICAs consolidated balance sheet are shown in the following table. For comparative purposes, the balance sheet is presented with and without Airports.

                                                                            2Q06
                                                            ------------------------------------
                                                                                       ICA w/o
(Ps. million)                                        2Q05         2Q06     Airports    Airports
----------------------------------------------- ----------- ------------ ----------- -----------
Assets
Cash and Cash Equivalents                            3,581        5,622       2,013       3,609
Trade and Contract Receivables                       2,919       10,202         259       9,943
Other Receivables                                    1,142        1,715           -       1,715
Inventories                                          1,192          925          59         866
Other Current Assets                                   206          910          16         893
----------------------------------------------- ----------- ------------ ----------- -----------
   Total Current Assets                              9,039       19,373       2,348      17,026
Trade and Contract Receivables                       6,477        3,477         141       3,336
Investment in Subsidiaries & Affiliates                542          356           -         356
Other Investments                                    3,253        7,815       4,359       3,456
  Concessions                                        3,093        7,732       4,359       3,373
  Long term Land Inventories                           160           83           -          83
----------------------------------------------- ----------- ------------ ----------- -----------
Long Term Assets                                    10,272       11,647       4,500       7,148
Property, Plant and Equipment Net                    1,123        2,491       1,498         993
Other Assets                                         1,334          454          78         376
----------------------------------------------- ----------- ------------ ----------- -----------
    Total Assets                                    21,768       33,965       8,424      25,542

Total Liabilities                                   15,383       20,589       2,397      18,192
Stockholders' Equity                                 6,386       13,377       6,027       7,349
----------------------------------------------- ----------- ------------ ----------- -----------
   Total Liabilities & Stockholders' Equity         21,768       33,965       8,424      25,542


     At the close of the second quarter of 2006, total assets increased 56 percent, total liabilities rose 34 percent, and shareholders equity rose 109 percent, as compared to the end of the second quarter of 2005.

     ICA had total assets of Ps. 33,965 million at the close of the second quarter of 2006, an increase of Ps. 12,197 million, or 56 percent, compared to Ps. 21,768 million at the end of the same quarter of 2005. Of the increase, Ps. 8,424 million was accounted for by the consolidation of Airports. The remaining increase is a result of the combined effect of the capital increase in August 2005, client advances, higher levels of construction activity, faster invoicing and collection for completed work, and execution of the El Cajon hydroelectric project.

     At June 30, 2006, ICA had total cash and cash equivalents of Ps. 5,622 million, an increase of 57 percent as compared to Ps. 3,581 million at the end of the second quarter of 2005. Of the Ps. 2,042 million increase, Ps. 2,013 million is attributable to the consolidation of Airports. At the end of June 2006, 82 percent of cash and cash equivalents were in the following subsidiaries: 36 percent in Airports, 33 percent in ICA Fluor, 6 percent in the El Cajon hydroelectric project, 6 percent in the reserves established to secure the Acapulco Tunnel and Corredor Sur financings. This cash generally cannot be used by ICA in accordance with the subsidiaries bylaws or the governing agreements. The remaining 18 percent, or Ps. 1,028 million, was held at the parent company or other operating subsidiaries. Of total cash as of June 2006, 39 percent represented client advances. Guarantee deposits administered by surety companies are not included in total cash and cash equivalents. These guarantee deposits, which are principally associated with four projects, totaled Ps. 298 million at June 30, 2006. In addition, Ps. 910 million was paid to suppliers in order to lock-in the price of raw materials and supplies.

     In the second quarter of 2006, short-term accounts receivable increased Ps. 7,283 million, or 250 percent, as compared to Ps. 2,919 million in the same period of 2005, as a result of the reclassification to short-term of Ps. 6,221 million in certifications for completed work on the El Cajon hydroelectric project; these certifications for completed work were Ps. 10,202 million at the end of June 2006, as compared to Ps. 2,919 million at the end of June 2005. Of total accounts receivable, Airports accounted for Ps. 259 million. Excluding the reclassification for the hydroelectric project and Airports, short-term accounts receivable would have totaled Ps. 3,722 million, an increase of 28 percent, as compared to the same quarter of 2005. This increase was due to the increase in the company's activities. Accounts receivable include deferred payments from clients that are subject to reaching defined milestones and that, in large part, require financing, since the contracts do not provide for client advances. The main projects that meet these characteristics were in Industrial Construction and totaled Ps. 1,026 million at the end of June 2006, of which Ps. 668 million is for Package II of the Minatitlan refinery reconfiguration project and Ps. 358 million is for the Chicontepec oil field project.

     Total long term assets of Ps. 11,647 million included accounts and documents receivable, which include client certifications at the El Cajon hydroelectric project of Ps. 3,047 million, or 26 percent of long term assets. Completed works in concessions were Ps. 7,732 million, or 66 percent of long term assets.

     Total liabilities increased Ps. 5,206 million to Ps. 20,589 million in the second quarter of 2006, as compared to Ps. 15,383 million in the same quarter of 2005. Of the total increase, Airports accounted for Ps. 2,397 million including the financing of US$ 125 million, equivalent to Ps. 1,422 million, for the acquisition of GACNs shares.

     Shareholders equity increased by Ps. 6,991 million to Ps. 13,377 million in the second quarter of 2006, as compared to Ps. 6,386 million in the second quarter of 2005. Of the total increase in shareholders equity, minority interests in GACN represented Ps. 3,967 million. The balance of the increase in shareholders equity was the result of the capital increase in August 2005 and net income during 2005 and the first half of 2006, which was partially offset by a reduction from the proportional consolidation of Rodio.


Debt


     Total debt at the end of the second quarter of 2006 was Ps. 11,547 million, an increase of Ps. 2,796 million, as compared to the Ps. 8,752 million in the second quarter of 2005. Excluding the El Cajon hydroelectric project, total debt increased Ps. 1,383 million. The increase in debt reflects short term working capital financing for Package II of the Minatitlan refinery reconfiguration and a loan to finance the GACN share purchase. This increase was offset in part by the payment of parent company and subsidiary debt related to projects that have been completed, principally in the Housing segment, as well as the effect of the proportional consolidation of Rodio.


(Ps. Million)                                            2Q2005          2Q2006
--------------------------------------------------------------------------------
Short Term Debt ..........................                  444           4,808
Long Term Debt ...........................                8,308           6,740
Total Debt ...............................                8,752          11,548

Total Cash and cash equivalents ..........                3,581           5,622
Total Net Debt ...........................                5,171           5,926
El Cajon Project Debt ....................                5,664           7,078
El Cajon Cash and cash equivalens ........                  424             353
-------------------------------------------------------------------------------
Net Debt, El Cajon .......................                5,240           6,725
Net Debt, excluding El Cajon .............                  (69)           (799)
--------------------------------------------------------------------------------


     Net debt excluding the El Cajon hydroelectric project was a net cash position of Ps. 799 million, compared to net cash of Ps. 69 million in the second quarter of 2005. This was the fifth consecutive quarter with a positive net cash position excluding El Cajon, and is the result of the increase in capital, the payment of parent company debt, and the refinancing of projects that generated cash for the Company.

     US$ 624.6 million of the El Cajon hydroelectric project financing has been used by ICA.

     Of ICAs total debt, 87 percent, or Ps. 9,994 million, corresponds to projects and 13 percent, or Ps. 1,552 million, is operating company debt. ICA had no parent company debt outstanding at the end of June 2006 as shown in the following table:


                                                     June -2006         % Total
--------------------------------------------------------------------------------
Operating Company ......................                  1,552             13%
Project ................................                  2,917             25%
El Cajon hydroelectric project .........                  7,078             61%
--------------------------------------------------------------------------------
Total ..................................                 11,547            100%


     As a result of the reclassification to short term of debt related to the El Cajon project, 42 percent of ICAs total debt matures in less than one year as of June 30, 2006; 92 percent is denominated in foreign currency, principally dollars, and 45 percent is securities debt.


Liquidity and Financial Ratios

                                                        2Q2005          2Q2006
-------------------------------------------------------------------------------
Current Ratio .................................          1.44            1.48
Interest Coverage Ratio (Adjusted EBITDA/net ..          2.85            3.18
interest)
Leverage (Total Debt/Equity) ..................          1.37            0.86


     The current ratio as of the end of the second quarter of 2006 increased to 1.48, compared to 1.44 at the end of second quarter 2005. The increase was principally the result of the consolidation of Airports, the issuance of common stock in the third quarter of 2005, the payment of parent company debt, client advances, cash provided by the refinancing of liabilities, an increase in the Companys level of activity, the reclassification of short-term assets and liabilities of the El Cajon hydroelectric project, and the proportional consolidation of Rodio. A portion of ICAs cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on various projects.

     The interest coverage ratio (Adjusted EBITDA/net interest expense, including interest in cost of sales) was 3.18 in the second quarter of 2006, compared to 2.85 in the same period of the prior year, after excluding net financing costs included in cost of sales from both EBIDTA and net interest expense. The decrease in the coverage ratio is a result of the increase in debt. The leverage ratio (total debt/equity) fell to 0.86 as of June 30, 2006, as compared to 1.37 at the end of the same quarter in 2005.


CAPEX and Divestments

     Capital expenditures, including investments in fixed assets and deferred expenses, totaled Ps. 359 million in the second quarter of 2006, an increase of Ps. 136 million as compared to the same quarter of 2005, as a result of the Airports consolidation and the investments related to fixed assets for the Irapuato La Piedad PPP concession.

     Divestments in the second quarter of 2006 were Ps. 57 million. The main divestments during the quarter were the sale construction equipment and land in Los Mochis, Sinaloa.


CONFERENCE CALL INVITATION

     The financial information in this release is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in constant Mexican pesos (Ps.) of June 30, 2006 purchasing power. The exchange rate used for the conversion of amounts at June 30, 2006 was Ps. 11.3320 per U.S. dollar.

     This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.